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                              UNITED STATES       OMB Number: 3235-0145
                    SECURITIES AND EXCHANGE COMMISSION Expires: October 31, 1994
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                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                     (Amendment No.  4  )*


                   BARNWELL INDUSTRIES, INC.
                        (Name of Issuer)


                             COMMON
                 (Title of Class of Securities)


                           068221100
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement
 . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       INGALLS & SNYDER LLC
                            13-5156620

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)
                                              (b)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                          NEW YORK STATE

NUMBER OF    5   SOLE VOTING POWER            54,200 (Assuming
SHARES       conversion of $1,000,000 principal amount of the 10%
BENEFICIALLY convertible debentures due July 1, 2003).
OWNED BY
EACH         6   SHARED VOTING POWER          -0-
REPORTING
PERSON       7   SOLE DISPOSITIVE POWER       146,300 (Assuming the
WITH             conversion noted in item 5, above).

             8   SHARED DISPOSITIVE POWER      -0-


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     146,300 (Assuming the conversion noted in item 5, above).

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.7% (Based on 1,322,052 shares outstanding as of August 12, 1997 pursuant to the Company's Form 10QSB for the period ended June 30, 1997 and assuming the conversion noted in item 5 above).

12   TYPE OF REPORTING PERSON *

                                    BD




                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

            Under the Securities Exchange Act of 1934

Item 1. SECURITY AND ISSUER

(a) Title of Class of Equity Securities: Common
(b) Name and Address of Issuer's         Barnwell Industreis, Inc.
    Principal Executive Offices:         1100 Alakea St.
                                         Suite 2900
                                         Honolulu, HI 96813-2833


Item 2.  IDENTITY AND BACKGROUND

(a)  Name:                               INGALLS & SNYDER LLC

(b)  Address of Principal Business Office: 61 Broadway
                                         New York, NY 10006

(c)  Citizenship:                        New York Limited Liability
                                         Company

(d)  Title of Class of Securities:       Common

(e)  Cusip Number                        068221100

Item 3. If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  Broker or Dealer registered under Section 15 of the Act

Item 4.  Ownership

(a) 54,200 (Assuming conversion of $1,000,000 principal amount of the 10% convertible debentures due July 1, 2003).

(b)    10.7% (Based on 1,322,052 shares outstanding as of August
       12, 1997 pursuant to the Company's Form 10QSB for the period ended June 30, 1997 and assuming the conversion noted in item 4a, above).



(c)
     (I)         54,200 (Assuming the aforementioned conversion).

     (II)        -0-

     (III)       146,300 (Assuming the aforementioned conversion).

     (IV)        -0-

Item 5.  Ownership of Five Percent or Less of a Class

                 Not Applicable

Item 6.  Ownership of More than five Percent on Behalf of Another
Person

                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company

                 Not Applicable

Item 8.  Identification and Classification of Members of the Group

                 Not Applicable

Item 9.  Notice of Dissolution of Group

                 Not Applicable

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         February 9, 1998




                                         Joseph F. Antizzo,
                                         Managing Director